Exhibit 1.5

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Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 monishbahl@cdcsoftware.com	Jen Buchhalter Articulate Communications Inc. 617.451.7788, ext. 16 jbuchhalter@articulatepr.com

The 401(k) Company Selects CDC Software’s Pivotal CRM

Provider of Employers’ Defined Contribution Plans to Implement Pivotal CRM to Optimize
Operational Efficiency, Improve Information Access and Analysis, Promote Better Employee
Collaboration, and Enhance Customer Service

ATLANTA – January 16, 2007 CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of enterprise software applications, announced today that The 401(k) Company has chosen the Pivotal Customer Relationship Management (CRM) suite of software applications because of its industry-specific functionality which will allow its employees to develop deeper insight into their clients’ needs, preferences, and influencers, accompanied by tools that will help improve team collaboration, track performance, and continue to provide exemplary client service.

With more than $21 billion in assets under administration, The 401(k) Company is focused on employers’ defined contribution plans. The 401(k) Company provides clients with a full range of services, including recordkeeping, plan consulting and compliance, customized employee communications, and trustee services.

The 401(k) Company will use the Pivotal CRM for Financial Services application to create a single view of client information, minimize multiple silos of information, facilitate managerial insight, and improve cross-departmental communication and coordination, while ensuring exceptional customer care. Using Pivotal CRM, the company will be able to effectively manage, escalate, and resolve client service requests as well as institute a “corporate memory” to easily understand historical information and improve operational efficiency by streamlining manual processes.

“We chose Pivotal CRM because it offers a robust solution that fits the unique requirements of the financial services industry, right out of the box, while also offering the flexibility to customize to our unique needs,” said Michelle LeCates, senior vice president, Plan Consulting, The 401(k) Company. “The dedication and focus of the entire CDC Software team was also very impressive to us. Rather than searching for just a software vendor, we sought a true partner that would have a vested interest in our success. In CDC Software, we’ve found that partner with a thorough understanding of our industry and our unique requirements. We are dedicated to delivering the highest level of customer service, and we’re confident that Pivotal CRM will help us accomplish that goal.”

“The 401(k) Company is an industry leader when it comes to its commitment to client service and providing quality defined-contribution plans and services,” said Jason Rushforth, global vice president, Financial Services, CDC Software. “We are excited with the opportunity to help them implement a long-term strategy for proactively managing customer information. With Pivotal CRM, The 401(k) Company now can better manage relationships with clients and third-party contacts through a single centralized corporate data repository for information.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. For more information, please visit www.cdcsoftware.com.

About Pivotal CRM for Financial Services

Pivotal CRM enables clear, competitive differentiation by addressing the customer-facing needs of financial services enterprises in the capital markets, commercial and private banking, institutional asset management, and retail asset management industries. The solution is a highly flexible, best-in-class suite of CRM applications that are easily adapted to model the business practices that make each company unique. The Pivotal CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, partner management and marketing automation.

Designed to produce meaningful increases in revenues, margins, and customer loyalty, Pivotal CRM is used by more than 2,000 companies around the world including Allianz Dresdner Asset Management, Farm Credit Services of America, Federal Home Loan Bank of Atlanta, Julius Baer Investment Management, Mellon Asset Management, Morgan Keegan & Company, Vantage Credit Union, Visa International Asia Pacific and The Ziegler Companies. For more information about Pivotal CRM for Financial Services, please visit www.pivotal.com/FinancialServices.

Forward Looking Statement
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Pivotal to address the needs of its financial services customers specifically The 401(k) Company, and the ability of The 401(k) Company to streamline operations, accelerate growth and improve client relationships with Pivotal CRM software. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the service industry; the continued ability of Pivotal solutions to address industry-specific requirements of business services; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow service companies to compete more effectively and changes in the type of information required to compete in the legal product business. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005).  All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release.  The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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